UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period: N/A

Commission File Number 1-11806

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ETHAN ALLEN INTERIORS INC. Ethan Allen Drive Danbury, Connecticut 06811

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits, December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Plan Benefits, Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements	4

Supplemental Schedules:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2011	17

All other schedules have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Ethan Allen Retirement Committee and Participants of
The Ethan Allen Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2011, has been presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 22, 2012
Stamford, Connecticut

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value (notes 3 and 4):
Mutual funds	$92,882,122	$101,357,969
Collective trusts	1,797,667	1,838,915
Common stock	16,037,402	13,826,391
Interest and non-interest bearing cash	287,101	278,402
Benefit responsive investment contracts	26,602,192	26,056,520
Total investments at fair value	137,606,484	143,358,197

Receivables
Employer contributions	2,478,790	2,145,310
Notes receivable from participants	3,849,084	3,813,557
Total receivables	6,327,874	5,958,867
Total assets	143,934,358	149,317,064

Liabilities	—	—

Net assets reflecting investments at fair value	143,934,358	149,317,064

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts (note 2)	20,014	671,985

Net assets available for plan benefits	$143,954,372	$149,989,049

See accompanying notes to financial statements.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:

Investment income:
Net appreciation (depreciation) in fair value of investments	$(1,541,632)	$17,988,879
Dividend income	2,049,343	1,700,000
Net investment income	507,711	19,688,879

Interest from notes receivable from participants	180,898	218,153

Contributions:
Employer contributions:
Cash	2,478,787	1,063,322
Noncash	-	1,081,984
Employee contributions	7,292,884	6,775,199
Total contributions	9,771,671	8,920,505

Total additions	10,460,280	28,827,537
Deductions from net assets attributed to:
Benefits paid to participants	(16,434,727)	(16,825,605)
Administrative expenses	(60,230)	(70,935)
Total deductions	(16,494,957)	(16,896,540)

Net increase (decrease)	(6,034,677)	11,930,997

Net assets available for plan benefits:
Beginning of year	149,989,049	138,058,052
End of year	$143,954,372	$149,989,049

See accompanying notes to financial statements.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2011 and 2010

(1)	Plan Description

The Ethan Allen Retirement Savings Plan (the “Plan”) is a defined contribution savings plan sponsored and administered by Ethan Allen Global, Inc. and its subsidiaries (collectively, the “Company”, the “Employer” or the “Plan Sponsor”).

The following brief description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the “Retirement Program”) into the Ethan Allen 401(k) Employee Savings Plan (the “401(k) Plan”). On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

The Plan, which is offered to all employees who have completed at least three consecutive months of service with the Company, is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The plan is a participant-directed defined contribution plan.

Contributions and Vesting

Participants may contribute from 1% to 100% of their compensation (as defined in the Plan), up to a maximum tax deferred contribution level of $16,500 in 2011 and 2010 to the 401(k) portion of the Plan. Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 100% of their compensation. The participant’s tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 100% of their compensation.

The Company may elect to match participants’ pre-tax contributions to the 401(k) portion of the Plan at its discretion.  The Company’s practice has been to match $1.00 for $1.00 on the first $500 of pre-tax contributions.  The Company elected to make an additional discretionary match for 2011, at $0.50 on the $1.00 on the next $1,400 of pre-tax contributions, and for 2010, at $0.50 on the $1.00 on the next $1,000 of pre-tax contributions. As such, the maximum annual Company match was $1,200 for 2011 and $1,000 for 2010.  If Company matching contributions are paid in cash, they follow the participants’ investment choices as of the date paid. For 2010, in lieu of making its matching contribution in cash, the Company elected to make 50% of its contribution in shares of common stock of Ethan Allen Interiors, Inc. (“Common Stock”). For 2011, the Company paid $2,478,787 in cash and transferred $3,200 from unallocated accounts within the Plan in satisfaction of its matching contribution obligation of $2,481,986 for allocation to the accounts of employee participants. For 2010, the Company transferred 47,940 shares of Common Stock, at an average fair value of $22.57 per share, to the Ethan Allen Interiors, Inc. Common Stock Fund under the Plan, paid $1,063,322 in cash and transferred $18,667 from unallocated accounts within the Plan in satisfaction of its matching contribution obligation of $2,163,977 for allocation to the accounts of employee participants.

Employer contributions, if any, to the profit-sharing portion of the Plan on behalf of each participant are determined by the Company, although the maximum amount that can be contributed to a participant’s account in any year is the lesser of (i) $49,000 (as adjusted for each Plan Year to take into account any applicable cost-of-living adjustment for that year provided by the Secretary of the Treasury under section 415(d) of the Internal Revenue Code) or (ii) 100% of the participant’s compensation for that Plan year. The actual contribution, if any, is made in the ensuing year. The Company declared no profit-sharing contributions for the Plan in 2011 or 2010.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2011 and 2010

Participants who are employed by the Company on the last day of the Plan year are entitled to receive the Employer matching contributions, if any. Participant contributions, Employer matching contributions, and Employer profit-sharing contribtions vest immediately.

Investment of Funds

At December 31, 2011, the amounts contributed to the Plan were invested in one or more of the following investment options at the direction of the participants. A brief description of each investment option is provided below.

American Beacon Small Cap Value Fund – The American Beacon Small Cap Value Fund seeks to provide long-term capital appreciation and current income. The fund invests in a diversified portfolio of stocks, bonds, and money market securities with an emphasis on stocks of small market capitalization U.S. companies. These companies, whose stocks ordinarily account for at least 80% of the assets of the fund, generally have market capitalizations similar to the market capitalization of companies in the Russell 2000 index at the time of investment.

Artisan MidCap Growth Fund – The Artisan MidCap Growth Fund seeks long-term capital growth through a diversified portfolio of mid-sized companies.

BlackRock S&P 500 Equity Index Fund – The BlackRock S&P 500 Equity Index Fund seeks to capture earnings and growth through investing in the same stocks held in the S&P 500 Index.

Columbia Acorn Fund – The Columbia Acorn Fund seeks long-term growth of capital by investing primarily in the stocks of small and medium-sized companies. The fund generally invests in stocks of global companies with market capitalizations of less than $5 billion with the intention of holding them as the issuing companies grow and divesting them when they become larger.

Dodge & Cox International Stock Fund – This fund seeks long-term growth of principal and income.  The fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries including emerging markets.  The fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders.  The fund invests primarily in medium to large well established companies based on standards of the applicable market.

Ethan Allen Interiors, Inc. Common Stock – At December 31, 2011 and 2010, the Plan held unrestricted shares of common stock of the Company totaling 643,681 and 649,626 shares, respectively. Ethan Allen Interiors Inc. common stock is publicly traded and had a readily ascertainable market value of $23.71 and $20.01 per share at December 31, 2011 and 2010, respectively.

JPMorgan Invest Self-Directed Brokerage Fund – The JPMorgan Invest Self-Directed Brokerage Fund allows investors to purchase mutual funds, stocks, and bonds offered through JPMorgan.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2011 and 2010

JPMorgan MidCap ValueFund – The JPMorgan MidCap Value Fund seeks to provide long-term growth from mid-capitalization stocks. This fund invests in medium-sized U.S. companies with market capitalizations between $1 billion and $20 billion.

JPMorgan Stable Value Fund – This fund seeks to protect principal from market fluctuations and produce relatively predictable returns that should typically exceed those of money market funds.  The fund invests in a diversified portfolio of high quality intermediate-maturity fixed-income investments, as well as benefit responsive contracts that provide for principal and return stability.

MainStay Large Cap Growth - I –This fund seeks total long-term growth of capital by investing in companies that have the potential for above-average future earnings growth.  The fund invests at least 80% of assets in large-capitalization companies.  It may invest up to 20% of assets in foreign securities.

PIMCO Total Return - Inst –This fund seeks total return consistent with preservation of capital.  The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.  It may invest up to 30% of assets in securities denominated in foreign currencies.  The portfolio duration generally ranges from three to six years.

T. Rowe Price Retirement Income Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It pursues this objective by investing in a diversified portfolio of T. Rowe Price mutual funds consisting of approximately 40% stocks and 60% bonds and short-term income funds.

T. Rowe Price Retirement 2010 Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

T. Rowe Price Retirement 2020 Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

T. Rowe Price Retirement 2030 Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

T. Rowe Price Retirement 2040 Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2011 and 2010

T. Rowe Price Retirement 2050 Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

T. Rowe Price US Bond Index – The fund seeks to provide a total return that matches or incrementally exceeds the performance of the U.S. investment-grade bond market.  The fund invests substantially all assets in bonds specifically represented in the Barclays Capital U.S. Aggregate Index.  Its holdings will normally include U.S. government and agency obligations, mortgage- and asset-backed securities, corporate bonds, and U.S. dollar-denominated securities of foreign issuers.  The fund may also invest in municipal bonds.

Van Kampen Growth and Income Fund – The Van Kampen Growth and Income Fund seeks income and long-term growth of capital.  The fund invests primarily in income producing equity securities, including common stocks and convertible securities, although investments are also made in nonconvertible preferred stocks and debt securities.  The fund may invest up to 25% of its total assets in securities of foreign issuers.

Vanguard Total Intl. Stock Index - Signal – The fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the U.S.  The fund employs a passive management or indexing investment approach designed to track the performance of the MSCI All Country World ex USA Investable Market Index, an index designed to measure equity market performance in developed and emerging markets, excluding the United States. The index includes more than 6,000 stocks of companies located in 44 countries.

Participant Loans

The Loan Fund is a noncontributory fund used to account for and administer loans to participants. Each participant may apply to JP Morgan Retirement Plan Services (the “Recordkeeper”) for a loan against the 401(k) portion of that participant’s account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant’s account at the time of such loan. The term of these loans generally shall not exceed the earlier of five years or such participant’s termination of service, and in certain circumstances, greater than five years as defined in the Plan document.

Loans are processed by the Recordkeeper upon approval of the application. The Plan Sponsor has determined that loans shall bear interest equal to the Prime Rate as of the preceding month’s close plus 1%. Loan rates on outstanding loans ranged from 4.25% to 10.50% during both 2011 and 2010 with maturities ranging from 1/2/2012 to 12/1/2021.

Participant loans are classified as receivables in the Statements of Net Assets Available for Plan Benefits and measured at their unpaid principal balance plus any accrued but unpaid interest.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2011 and 2010

Participants’ Accounts

A separate account is maintained for each participant. Net investment income  is comprised of dividend income, and net appreciation in fair value of investments and is allocated daily to each participant’s account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Employer profit-sharing contributions are allocated to each participant based on each participant’s compensation to total compensation of all participants during the year.

Distributions and Withdrawals

Participants may elect to receive their benefits when they reach 59½, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of his after-tax 401(k) contributions and participant rollover contributions at any time; early withdrawal of pre-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59½ or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If a participant’s account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock.  Unless a participant elects otherwise, in no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant’s attainment of age 65; the tenth anniversary of the date on which the employee began participating in the plan; the participant’s termination date. Participants (active or otherwise) must commence distributions from the Plan no later than within a year of attaining the age of 70½.

(2)	Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities.  Such investment securities are exposed to various risks and uncertainties, including interest rate risk, credit risk, market volatility, changes in the economic and political environment, regulatory changes and foreign currency risk.  The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.  Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2011 and 2010

Valuation of Investments Held in Trust and Income Recognition

Under the terms of a trust agreement between JP Morgan Chase Bank (the “Trustee”) and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee.

Shares of mutual funds and Company common stock are reported at fair value as determined based on quoted market prices. Plan interests in benefit responsive investment contracts are stated at fair value, with a corresponding adjustment to contract value for investment contracts that are deemed to be fully benefit-responsive. Contract value represents contributions made under the contract plus earnings on the underlying investments, less Plan withdrawals and administrative expenses. Shares in the collective Trust are valued at fair value based on the net asset value as reported by the fund investment manager.

Purchases and sales of securities are recorded on a trade–date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (Topic 820).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC Topic 820.  The amendments are to be applied prospectively, and are effective for annual periods beginning after December 15, 2011.  Plan management is currently assessing the impact of the standard but does not expect any material impact on the Plan’s financial statements.

Payment of Benefits

Benefits are recorded when paid.

(3)	Fair Value Measurements

The Plan performs fair value measurements in accordance with Accounting Standards Codification Topic (“ASC”) 820, Fair value measurements and disclosures for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2011 and 2010

In addition to defining fair value, ASC 820 established a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. Level 1 inputs use unadjusted quoted prices for identical instruments traded in active markets. Level 2 inputs use significant inputs other than Level 1, observable directly or indirectly. Level 3 uses significant unobservable inputs.  The following section describes the valuation methodologies we use to measure different financial assets and liabilities at fair value. There were no transfers between levels during the years ended December 31, 2011 or December 31, 2010.

Mutual Funds

Valued at the Net Asset Value (“NAV”) of shares held by the plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Collective Trusts or Commingled Funds

Valued at the NAV per unit as determined by the administrator of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of units outstanding.

Common Stock

Valued at the closing price reported on the active market on which the individual securities are traded.

Interest Bearing and Non-Interest Bearing Cash

The fair values are based on net asset values of the short-term investment funds.

Benefit responsive investment contracts

Benefit responsive contracts consists of collective trust funds and a wrap agreement (See note 4). The collective trust funds are valued at the NAV per unit as determined by the administrator of the fund.  The NAV is based on the value of the underlying securities owned by the fund. The wrap contracts are valued at fair value by the fund administrator.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2011 and 2010

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Plan’s assets and liabilities measured at fair value on a recurring basis at December 31, 2011.  There are currently no redemption restrictions on these investments.

	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap growth equity	$28,611,422	$-	$-	$28,611,422
Large cap value equity	1,025,224	-	-	1,025,224
Mid cap growth equity	13,139,637	-	-	13,139,637
Mid cap value equity	7,933,441	-	-	7,933,441
Small cap value equity	1,051,602	-	-	1,051,602
Target date blended	27,622,304	-	-	27,622,304
Participant directed blended	326,911	-	-	326,911
Foreign large value equity	6,567,358	-	-	6,567,358
Multi-sector bonds	6,604,223	-	-	6,604,223
Collective trusts - S&P 500 equity index	-	1,797,667	-	1,797,667
Common stock
Ethan Allen	15,261,688	-	-	15,261,688
Other	775,714	-	-	775,714
Interest and non-interest bearing cash	287,101	-	-	287,101
Benefit responsive
investment contracts	-	26,602,192	-	26,602,192
Total investments measured
at fair value	$109,206,625	$28,399,859	$-	$137,606,484

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2011 and 2010

The following table presents the Plan’s assets and liabilities measured at fair value on a recurring basis at December 31, 2010:

	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap growth equity	$32,061,162	$-	$-	$32,061,162
Large cap value equity	1,090,585	-	-	1,090,585
Mid cap growth equity	14,433,774	-	-	14,433,774
Mid cap value equity	8,226,213	-	-	8,226,213
Small cap value equity	1,041,836	-	-	1,041,836
Target date blended	29,152,159	-	-	29,152,159
Participant directed blended	388,918	-	-	388,918
Foreign large value equity	8,298,448	-	-	8,298,448
Multi-sector bonds	6,664,874	-	-	6,664,874
Collective trusts - S&P 500 equity index	-	1,838,915	-	1,838,915
Common stock
Ethan Allen	12,999,018	-	-	12,999,018
Other	827,373	-	-	827,373
Interest and non-interest bearing cash	278,402	-	-	278,402
Benefit responsive
investment contracts	-	26,056,520	-	26,056,520
Total investments measured
at fair value	$115,462,762	$27,895,435	$-	$143,358,197

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2011 and 2010

(4)	Investments

The following table presents, at fair value, Plan investments which represent 5% or more of the Plan’s net assets available for plan benefits at December 31:

	2011	2010
Mutual funds:
MainStay Large Cap Growth - I	$28,611,422	**
American Funds Growth Fund of America	**	18,190,641
American Funds AMCAP Fund	**	13,870,521
T Rowe Price Retirement 2020 - Adv	10,431,280	11,011,537
Dodge & Cox International Stock Fund	**	8,298,448
JPMorgan MidCap Value Fund	7,933,441	8,226,213
Artisan MidCap Growth Fund	8,542,937	9,270,276
Common stock:
Ethan Allen Interiors, Inc. Common Stock	15,261,688	12,999,018
Benefit reponsive investment contracts: *
JPMorgan Intermediate Bond Fund	25,800,994	25,245,575

** Balance did not represent 5% or more of the Plan's net assets on the respective date.

* These underlying assets are backed by three equally divided wrap contracts with State Street Bank and Trust Company, Natixis Financial Products Inc. and AEGON Institutional Markets, Inc., each with a crediting rate yield of 2.00%. The Plan’s JP Morgan Stable Value Fund is comprised of these investment contracts.

During 2011 and 2010, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010
Mutual funds	$(4,294,732)	$12,835,845
Common stock	2,284,679	4,478,309
Benefit responsive investments	430,636	448,415
Collective trusts	37,785	226,310

Net appreciation (depreciation) in fair value of investments	$(1,541,632)	$17,988,879

Benefit Responsive Investment Contracts

The JP Morgan Stable Value Fund holds investments in Synthetic Guaranteed Investment Contracts (“GICs”) as direct investments.

A Synthetic GIC is an investment contract issued by an insurance company or other financial institution (wrap agreement), backed by a portfolio of bonds or other fixed income securities held by collective trust funds. The contract provides an interest rate not less than zero. Such contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2011 and 2010

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the market value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a quarterly basis.  The crediting rate of Synthetic GICs will track current market yields on a trailing basis.  The rate reset allows the contract value of the wrapped portfolio to converge to the market value over time, assuming the market value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.  The issuer guarantees that all qualified participant withdrawals will occur at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.   The Company does not believe that the occurrence of any events, such as those described above,  which would limit the Plan’s ability to transact at contract value with participants, are probable.

The wrap agreements generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the market value of the contract equals zero.  If the market value of the contract equals zero, the issuer is not excused from paying the excess above contract value.  If the Plan defaults in its obligations under the contract, and the default is not cured within a cure period, the issuer may terminate the contract, and the Plan will receive the market value as of the date of termination.

The assets underlying the contracts primarily consist of collective trust funds sponsored by JP Morgan Chase Bank, NA.  The fair value of those funds at December 31, 2010 were $25,805,224 for the JP Morgan Intermediate Bond Fund and $796,968 for the JP Morgan Liquidity Fund.

The Synthetic GICs are placed with financial institutions whose Standard & Poors credit rating is A or higher.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2011 and 2010

The average yield earned by the JP Morgan Stable Asset Fund for all fully benefit-responsive investment contracts at December 31, 2011 and 2010 is presented in the following table, and is included in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for plan benefits.

	2011	2010

Weighted average yield earned	2.17%	3.26%
Weighted average yield credited
to participants accounts	1.93%	2.00%

(5)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace it for any reason.

(6)	Parties-in-Interest

Certain Plan investments represent shares of commingled and mutual funds managed by JP Morgan Chase & Co. (“JP Morgan”), whose affiliates serve as both Trustee and Recordkeeper of the Plan.  Therefore, transactions involving these mutual funds qualify as party-in-interest transactions.

At December 31, 2011, approximately 11% of Plan assets are held in the form of shares of the Company’s common stock. Transactions involving the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA.  During 2011 and 2010, the Plan received dividend income on Company common stock totaling $160,526 and $131,291, respectively.

(7)	Administrative Expenses

In 2011 and 2010, administrative expenses, other than (i) certain transaction fees borne by the participants and (ii) audit, legal and investment advisory fees borne by the Company, were paid by the Plan, in accordance with Plan provisions, and allocated to participant accounts based upon their account balances. Fees paid to JP Morgan for recordkeeping and trust services amounted to $60,230 and $70,935 for the years ended December 31, 2011 and 2010, respectively. The investment funds offered by the Plan have investment fees and expenses that are indirectly borne by the Plan and charged against the related funds’  net asset values.

(8)	Tax Status

The Company has received a determination letter from the Internal Revenue Service dated May 16, 2012 stating that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2011 and 2010

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the relevant taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	Years Ended December 31,
	2011	2010
Net assets available for plan benefits per the financial statements	$143,954,372	$149,989,049
Less: Adjustment from fair value to contract value for fully
benefit-responsive investment contracts held by collective trust	(20,014)	(671,985)
Net assets available for plan benefits per the Form 5500	$143,934,358	$149,317,064

The following is a reconciliation of net investment income and interest from notes receivable from participants per the financial statements to the Form 5500:

	Years Ended December 31,
	2011	2010
Net investment income and interest from notes receivable
from participants per the financial statements	$688,609	$19,907,032
Less: Adjustment from fair value to contract value for fully
benefit-responsive investment contracts - current year	(20,014)	(671,985)
Add: Adjustment from fair value to contract value for fully
benefit-responsive investment contracts - prior year	671,985	1,861,060
Total investment income and interest from notes receivable from participants per the Form 5500	$1,340,580	$21,096,107

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

	Identity of issue, borrower,	Number of	Current
	lessor, or similar party	Shares/Units	Value
Mutual Funds:
	American Beacon Small Cap Value Fund	56,690	$1,051,602
	Artisan MidCap Growth Fund	258,600	8,542,937
	Columbia Acorn Fund	166,787	4,596,700
	Dodge & Cox International Stock Fund	224,177	6,554,977
	JPMorgan Invest Self-Directed Brokerage Fund	n/a	326,911
*	JPMorgan MidCap Value Fund	335,670	7,933,441
	MainStay Large Cap Growth - I	4,045,021	28,611,422
	PIMCO Total Return - Inst	606,064	6,587,921
	T Rowe Price Retirement 2010 - Adv	322,785	4,829,178
	T Rowe Price Retirement 2020 - Adv	659,367	10,431,280
	T Rowe Price Retirement 2030 - Adv	411,654	6,767,591
	T Rowe Price Retirement 2040 - Adv	227,944	3,754,238
	T Rowe Price Retirement 2050 - Adv	128,054	1,178,100
	T Rowe Price Retirement Income - Adv	51,113	661,917
	T Rowe Price US Bond Index	1,414	16,302
	Vanguard Total Intl. Stock Index - Signal	473	12,381
	Van Kampen Growth and Income Fund	55,209	1,025,224
Common Stock:
*	Ethan Allen Interiors, Inc. Common Stock	643,681	15,261,688
	JP Morgan Invest Self-Directed Brokerage Fund	n/a	775,714
Collective Trusts:
	BlackRock S&P 500 Equity Index Fund	41,758	1,797,667
Fully Benefit Responsive Investment Contracts:
*	JPMorgan Intermediate Bond Fund (1)	1,820,817	25,805,224
*	JP Morgan Liquidity Fund (1)	796,968	796,968
Cash		n/a	287,101
* Participant Loans		n/a	3,849,084
			141,455,568
*	Denotes a party-in-interest to the Plan.
(1)	These underlying assets are backed by three equally divided wrap contracts with State Street Bank
	and Trust Company, Natixis Financial Products Inc. and AEGON Institutional Markets, Inc., each
	with a crediting rate yield of 2.00% The Plan's JP Morgan Stable Value Fund is comprised of these
	investments and wrap contracts.
(2)	Interest rates on loans made to Plan participants range from 4.25% to 10.5%;
	maturities from 1/2/2012 to 12/1/2021
n/a	Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of, and issuer of the securities held pursuant to, The Ethan Allen Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

	By:	Ethan Allen Interiors, Inc.

Date: June 22, 2012	By:	/s/ David R. Callen
Name: David R. Callen
Title: Vice President, Finance & Treasurer

EXHIBIT INDEX

Exhibit
No.	Description

23	Consent of KPMG LLP.